Exhibit (a)(5)(L)
FIDELITY NATIONAL INFORMATION SERVICES: FIS 2nd Quarter Earnings Call
July 20, 2010/5:00 p.m. EDT
SPEAKERS
Mary Waggoner — Senior VP of Investor Relations
Frank Martire — President & CEO
Gary Norcross — COO
Mike Hayford — CFO
ANALYSTS
Glenn Greene — Oppenheimer & Co.
Dave Koning — Robert W. Baird & Co., Inc.
Brett Huff — Stephens Inc.
Ashwin Shirvaikar — Citi
David Parker — Lazard Capital Markets
Greg Smith — Duncan Williams Inc.
Bryan Keane — Credit Suisse
Kartik Mehta — Northcoast Res
Jim Kissane — Bank of America
John Williams — Goldman Sachs
Karl Keirstead — Kaufman Brothers
Tien-Tsin Huang — JP Morgan
PRESENTATION

Moderator	Welcome to the FIS Second Quarter Earnings conference call. At this time all phone lines are in a listen-only mode. Later we will conduct a question and answer session with instructions given to you at that time. As a reminder, today’s conference call is being recorded. With that, I’d like to turn the conference over to Senior Vice President of Investor Relations, Mary Waggoner.

M. Waggoner	Thanks to everyone joining us on the line. Today’s earnings press release and supplemental slide presentation have been posted to our Web site at www.FISGlobal.com, and a Webcast replay of the audio portion of this call will also be available on the Web site shortly afterwards.

Joining us today on today’s call are Frank Martire, President and Chief Executive Officer; Gary Norcross, Chief Operating Officer; and Mike

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Hayford, Chief Financial Officer. Frank will lead today’s discussion with an overview of the leveraged recapitalization plan and a summary of second quarter results. Gary will follow with the operations review and Mike will conclude with the detailed financial reports.

Please refer to the Safe Harbor Language on page two of the presentation. Today’s discussion will contain forward-looking statements. These statements are subject to risks and uncertainties as described in the press release and other filings with the SEC. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

Today’s comments will also include references to non-GAAP results in order to provide a more meaningful comparison between the periods presented. Reconciliations between GAAP and non-GAAP results are provided in the attachments to the press release. Unless otherwise stated, references on this call to revenue and EBITDA growth rates will be on a pro forma basis to include results from Metavante in all periods.

I will now turn the call over to Frank Martire.

F. Martire	Good afternoon everyone, and thanks for joining us on today’s call. I’ll begin with a brief summary of our recapitalization and share repurchase plan. On May 25, FIS announced a leveraged recapitalization plan under which the company will repurchase 2.5 billion of common stock at a price between $29.00 and $31.00 per share through a modified Dutch auction. As previously disclosed, the FIS board of directors received a proposal regarding a potential leverage buy-out of the company and appointed an independent special committee to evaluate additional alternatives as part of the due diligence process. After a thorough evaluation, the board concluded that the recapitalization plan is the best alternative to return value to shareholders today and to also preserve future upside potential.

We officially launched the offer to purchase on July 6 and expect to complete the share repurchase the week of August 9th. We have completed the financing needed for the tender offer, and we’re very pleased with the increased financial commitment from our existing lenders in the highly-successful marketing effort for the term loan B and the senior notes, which closed last Friday. The new debt structure provides FIS with the capacity to complete the tender offer and manage the business on an ongoing basis. Now, I will continue with the business report.

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Overall, we are pleased with the solid second quarter results, which were in line with our expectations. Second quarter revenue increased 2.4% to $1.29 billion compared to $1.26 billion in the prior year and increased 1.7% in constant currency. The EBITDA margin expanded 140 basis points to 29.9%, driven primarily by synergy cost savings. Adjusted earnings came in at $0.46 per share, and free-cash flow totaled $108 million for the quarter. We continue to make good progress on our integration plan and we remain on track to achieve the synergy cost savings of $260 million.

Year-to-date sales have been solid, and the pipeline remains strong. We have been especially pleased with the number of new core processing agreements. We have signed 39 competitive core deals in the first six months of 2010, compared to a total of 50 for all of 2009. We are clearly gaining market share and we continue to expand our presence in the mid-tier market where our product capabilities and scale provide us with a significant competitive advantage. In addition, the demand for professional services has increased considerably, as banks turn to FIS to support their IT efforts and for assistance with acquisition and consolidation related activity.

In May we hosted two very successful user conferences in Milwaukee and Orlando with more than 2,000 existing and prospective clients in attendance. The outlook expressed by clients has improved considerably compared to last year. Their discussions with us have shifted towards investing for growth and better competitive positioning in 2010 and away from bank failures and survival of the industry.

Before turning the call over to Gary, I would like to provide an update on our Brazilian card operation. I am pleased to report that we have agreed to terms and are working with Banco Bradesco to finalize the definitive agreement. The strength of our relationship with the bank became even more apparent to me during my recent visit to Brazil, and we look forward to further expanding our relationship.

Now, I will turn the call over to Gary for additional details on the joint venture, and a review of our second quarter operating highlights.

G. Norcross	Thank you, Frank, and thanks to everyone on the call. I’m pleased to be joining you today to provide an overview of the second quarter operating highlights. I’ll begin with a few additional comments about our Brazil joint venture. Then I’ll briefly discuss our competitive positioning,

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highlight some of our key client wins and conclude with a few thoughts about the regulatory landscape.

First, I’ll cover the Brazil joint venture. As Frank indicated, we have executed a term sheet and we expect to negotiate and sign definitive agreements in the second half of 2010. We expect that FIS will continue to operate the joint venture in partnership with Bradesco delivering services to Bradesco, as well as other commercial clients. And we are planning and working towards a fourth quarter conversion of Bradesco’s Visa and MasterCard portfolio.

In April we reported that we converted over two million cards issued by Bradesco through Visa Vale. As a reminder, Visa Vale is the country’s largest payment network for employee meal voucher programs. We are pleased to report that we converted the remaining three million Visa Vale cards belonging to Banco do Brasil and Santander in May, approximately four weeks ahead of schedule. Now we’ll continue with the business reports.

Earlier, Frank mentioned the success we are having in signing new core processing clients. In addition to providing highly reoccurring revenue streams, these relationships drive significant pull-through revenue. A large portion of the total contract value associated with these new clients will be generated by the ancillary core products and payment services that were bundled as part of the sales. This illustrates the importance of having a broad product suite and the scale and capacity to drive value to our clients.

Yesterday we announced a new core processing agreement with Sterling Savings Bank, a $10 billion institution based in Spokane, Washington. Sterling, a long-time payments client, will migrate to our core processing platform, which provides the full suite of integrated technology solutions. Including Sterling, FIS has completed 8 new mid tier processing agreements in 2010. We also continue to expand relationships with Tier 1 institutions and we will soon begin providing expanded bill payment services to one of the top four banks in the country. This is our second bill pay deal for a top 25 bank in 2010.

In the community banking space, Rockland Trust Company, a longtime core processing client, recently selected our item and image processing solutions, which we will provide on an outsource basis. This is further

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evidence of the success of our integration efforts as we bring these companies together and leverage our combined product suite.

As Frank mentioned, we are also seeing an increased interest for services engagements. And we are continuing to add resources to keep pace with this demand, including the build-out of our new service center in the Philippines that we discussed last quarter.

On the international front, we continue to see solid sales over last year and continued success in the installation of these systems. An example of this successful launch is VPB24, the largest retail bank in Russia, which recently went live with the profile core banking suite.

Now I’d like to share a few thoughts about the recently passed Financial Reform Act. While it is premature to know how banks will react to the changes, I will provide our views regarding the potential impact to FIS based on our initial analysis.

The new interchange regulations, which take effect in the third quarter of 2011, are primarily debit focused and apply only to banks with more than $10 billion in assets. Since interchange is primarily a pass-through for FIS, there is minimal impact to our bottom line. We expect the Durbin amendment provisions, which include priority routing and exclusivity limitations to be neutral to FIS overall, as any potential downside related to changes in merchant routing is expected to be offset by increased volume processed on the NYCE network.

The new restrictions on overdraft fees will have minimal impact on FIS. While we provide the technology that enables banks to process consumer overdrafts, we do not receive any portion of the overdraft fees. Historically changes that require banks to refresh or upgrade systems to comply with new regulations have created opportunities for FIS to provide new services to clients.

To summarize my remarks, while the market remains very competitive, we feel good about business overall. Our sales team is doing a great job identifying opportunities and closing new deals. And our people in the field are keenly focused on maintaining high client satisfaction levels. At the same time, our operations team is doing an outstanding job with the Metavante integration. And as always, we’ll continue to work with our clients to meet their business needs and help them remain successful.

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Now Mike will continue with the financial report.

M. Hayford	I’ll begin on slide five of the supplemental materials. Just as a reminder, my comments related to year-over-year growth will be on a pro forma basis to include Metavante results in the prior year. On slide five as adjusted revenue increased 2.4% to $1.29 billion compared to $1.26 billion in the prior year. This increase was 1.7% in constant currency. Growth was driven by higher license sales and professional services revenue, which more than offset difficult comparisons in the second quarter of ’09.

Adjusted EBITDA increased 7.2% to $386 million and the EBITDA margin increased 140 basis points to 29.9%. This growth was driven by integration synergy savings.

As Frank mentioned, we continue to execute on the integration plan for the Metavante merger. We again met our synergy savings goal, which was $40 million in the second quarter. This is our third quarter since the Metavante merger and we continue to be pleased with integration efforts, which met the expected savings as scheduled.

If you turn to slide six, I will provide additional detail on our second quarter segment results. The financial solutions revenue increased 3% to $458 million in the second quarter of 2010 compared to $445 million in the second quarter of ’09. The growth was driven primarily by strong growth in professional services and higher license revenue. Financial solutions EBITDA increased 5% to $210 million and the EBITDA margin increased 90 basis points to 43.8%.

On slide seven, payment solution revenue totaled $631 million, which is comparable to the prior year. Payment solutions revenue increased 4.5% if you exclude our paper-based check businesses. Debit and credit transaction volumes continued to trend favorably. Payment solutions EBITDA increased 4% to $232 million and the margin improved 140 basis points to 36.8%.

Turning to slide eight, International revenue increased 8% on a reported basis and 3.1% in constant currency. International EBITDA increased 1.1%. International margins declined 130 basis points to 18.1% compared to the prior year and declined 40 basis points in constant currency. International revenue has been lower than we anticipated coming into the year, due to the delay in converting the Bradesco card portfolio. As we

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had previously discussed, the de-conversion of Santander and the delay in anticipated conversion of Bradesco has had a negative impact on our International segment’s financial results in 2010.

With the positive momentum around our JV discussion, as Frank and Gary both shared earlier, we are now looking at a potential conversion by the end of the year. While this has a positive outcome for the business looking forward, Brazil continues to have a negative impact on our 2010 results.

Please turn to slide nine for reconciliation of adjusted net earnings. Second quarter adjusted net earnings totaled $176.5 million or $0.46 per share, which was in line with our expectations. These results exclude after-tax purchase amortization of $42 million and $41 million in after-tax merger integration and recapitalization costs. The deferred revenue adjustment was $3 million after tax in the second quarter. Average shares outstanding increased 384.6 million in the second quarter.

As shown on slide 10, adjusted free cash flow totaled $108 million in the second quarter. As discussed on last quarter’s call, second quarter cash flow was impacted by the timing of federal tax payment. Capital expenditures, which included $12 million of integration capital, totalled $76 million in the quarter compared to $79 million in the second quarter of ’09.

Page 12 is the summary of our debt after the refinancing activities. As Frank shared, we completed the refinancing on Friday of last week. This includes amending and extending our existing bank loan and revolver. We also raised more than $550 million of additional bank debt. We raised $1.5 billion in term loan B and $1.1 billion in senior unsecured notes. With the proceeds, we paid off the Metavante term loan and we’ll use $2.5 billion for share repurchase.

The cost of our $5.6 billion of debt using the current LIBOR rate is approximately 5%. The number of shares we anticipate to repurchase will be between 81 million and 86 million using the $29.00 to $31.00 range of the modified Dutch auction tender. While we will not provide 2011 guidance until the end of the year, you should note as we have indicated in the past, that our cost of debt in 2010 prior to recapitalization was an anomaly, and that 2011 would have been a rate similar to our current refinanced rate.

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Now, I’ll provide a few comments regarding outlook for the remainder of the year. We continue to be cautiously optimistic about 2010. As we have shared in our past on our calls, the ramp-up in revenue and earnings in the second half is higher than the first half. The tailwinds we have heading into the second half are: number one, strong sales in the fourth quarter of 2009 and first quarter of 2010, particularly in FSG; second, strong payment transaction growth; third, strong special services and improved software sales; and fourth, lower consolidation impact in 2010.

Headwinds we face include the Bradesco conversion delays, the pace of the economic recovery and the uncertainty about bank spending as a result of the Financial Reform Bill. That being said, we continue to expect revenue growth and EBITDA margins to be in the range we shared at the start of the year, constant currency growth at 1 to 3%, and EBITDA margin expansion greater than 300 basis points.

As indicated on slide 14, we are now contemplating a currency benefit of $15 million for the full year compared to a $60 million per our original guidance. This is due to the continued weakening of the euro and British pound against the dollar. This implies a second half headwind predominately in the fourth quarter due to the currency exchange.

We expect to generate approximately $700 million in free cash flow, which includes the impact of our higher interest cost, due to the recap. The recap should be $0.01 to $0.02 accretive in 2010, predominately in the fourth quarter and will have a meaningful impact in 2011.

At this time, we continue to anticipate a full year tax rate of 36% as previously guided with the expectation that the tax legislation, including the earning credit will be extended retroactive prior to the end of the year. We are assuming a 37% tax rate for Q3. Average shares outstanding should approximate 350 million for the year compared to our previous guidance of 378 million after the recap was taken into account.

We’d like to leave you with the following takeaways from today’s call. First, we are pleased with the first half operating results, which were in line with our expectations. Similar to prior years, the ramp will be steeper in the second half and skewed towards the fourth quarter. We are cautiously optimistic about the remainder of the year, but like all companies, continue to look for signs of a sustainable recovery.

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Second, execution on the integration of our merger with Metavante continues on schedule with second quarter synergy attainment on plan.

Third, we are pleased with the significant progress made on the Brazil joint venture and are excited about the prospect of converting Banco Bradesco’s remaining cards prior to the end of the year.

Fourth, as Gary mentioned, we are focused on helping our clients navigate the changing regulatory landscape, but at this time do not expect recent changes to have a significant direct impact on our business in 2010. We will continue to monitor any changes in bank spending due to the Financial Reform Act.

And last, but not least, the recapitalization and share repurchase plan which we expect to complete in the week of August 9th should generate $0.01 to $0.02 accretion in 2010 and meaningful accretion in 2011.

This concludes our prepared comments. Thank you for joining us this afternoon and, operator, you may open the call for questions.

Moderator	Our first question is from the line of Glenn Greene with Oppenheimer.

G. Greene	I was wondering if you could just give us a little bit more color on this spending background and what you’re seeing from the bank market. The commentary definitely seems much more positive than six months or so ago. We don’t really see it yet in the revenue results. Is that just the function of conversion cycles? The core business seems like you’re winning a lot of takeaway deals, just some more color regarding sales activities and the commentary regarding those software and professional services increasing in the quarter.

G. Norcross	We are seeing an increase in spending in the financial marketplace, both not only domestically, but internationally. We have a very full pipeline. We continue, as you highlighted, to sign a number of significant takeaways. Our systems do take a number of months to come online. Once you sign the deal, you can model anywhere from typically on average 12 months for the revenue to start really flowing through our systems as we go through conversions of these systems and implementations of these systems.

G. Greene	Are we close to a point where you think 2011 could be closer to a normal organic revenue growth environment, or is that too optimistic?

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M.Hayford	I think we’ll talk at the end of the year. We’d certainly like to get through 2010. We’d like to see how the economy keeps recovering. We talk about stronger transaction volumes. We continue to see that in the second quarter. We’d like to see it in the third and fourth quarter. Gary talked about the sales build-up and that gives us some headlights into 2011. But we’ll hold off until the end of the year and then we’ll give you our expectations for ’11.

G. Greene	And then just finally on the Bradesco, is there any way to just contrast at a high level what the relationship may look like going forward relative to what it was before or your assumption before?

G. Norcross	Well, as we mentioned, we had signed a term sheet and went through the process of negotiating tentative agreements. We will maintain 51% ownership in the joint venture. So the joint venture will stay intact and we will be processing Bradesco’s card volumes through that joint venture.

Moderator	Our next question is from the line of Dave Koning with Baird.

D. Koning	First of all, Q3 is a very easy comp in both the payment and financial solution businesses. Should we expect Q3 to be the peak of growth just given how easy the comp is compared to last year?

M. Hayford	I know it’s a little bit easier comp than Q2 was. We’d expect to see sequential growth quarter to quarter, and then obviously we have a big ramp-up in the fourth quarter. I don’t know if for a modeling purpose if whether you’d see that as peak. If you look at the plan the way we built it, we’re still looking at a pretty solid fourth quarter. I don’t know if third or fourth will be the peak to tell you the truth.

D. Koning	Then secondly, the payments business, the growth was very good excluding the check businesses. I’m just wondering how big in terms of the revenue are all the verification items and all the check businesses combined?

M. Hayford	In some of our decks that we have out there, we kind of show you the magnitude on the pie chart, but I think it’s less than 10% of our overall revenue stream if you look at it that way.

D. Koning	Okay, and getting smaller, I would imagine, obviously.

M. Hayford	Yes.

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D. Koning	Just the last thing, you mention $0.01 to $0.02 accretive from the repurchase during Q4. Is it fair just to multiply that by four for next year, or are there some things you could outline what might diverge from just doing that simple math?

M. Hayford	I would not do that. You have to look at 2010; it’s the weighted-average number shares for the full year that’s going to drive the $0.01 to $0.02. And $0.01 to $0.02 is going to depend a little bit on the price range we get it back at. You get the timing of, we raised the financing prior to buying back shares, so it’s a lot more complexity in 2010.

I think I’d have you look at how we look at it, how we look at as we look at it, we would have been refinancing our debt in 2010 heading into ‘11 as we’ve shared in the past because our debt would have come current in 2011, matured in early 2012. So as we look at it accretive, we look at here’s the cost of debt we would have had in 2011, which would have been similar to the rate that we ended up refinancing at. We look at the added $2.5 billion of debt that we put on, less the shares that we’re buying back. And you can do the math and come up with a number, but it’s definitely higher than the $0.01 to $0.02 multiplied by four.

Moderator	Our next question is from Brett Huff with Stephens, Inc.

B. Huff	Can you talk about the way the conversations are going in the drivers for banks buying, I think you said 39 core systems. It sounds like it’s across both small, medium and large. But what is the driver that folks are pulling the trigger on?

F. Martire	There’s several things they look at. But I’ll tell you that the most important to the, the most important is strategically and directionally, they look five years out and they say we have to be competitive. And to be competitive in the marketplace, they need products that will keep them competitive and a service level that will do that for them. So first and foremost, they want to be competitive and they want to have products that will service their needs of their customers long term.

And then obviously, they do look at price. You have to be competitive on price. They look very much at the integration of products. The fact that we bring our core products together with our payment products, and they’re totally integrated, that’s very, very important to them. Those are some of the drivers they look at.

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B. Huff	I think last quarter you told us that about 30% of sales had been cross-sale related. Do you have a similar directional measure for this quarter?

G. Norcross	What we continue to see very strong cross-sales between the two companies in revenue synergies as part of the combination coming together. As we discussed on prior calls, 75% of our sales are generated through additional products and services to existing clients. But we continue to see strong pull-through between the two companies in revenue synergies. It’s very consistently in line with what we saw last quarter.

B. Huff	And then just on the debt in the exhibit you gave us, and thanks for that detail, it’s helpful. Is there any swap cost included in there? Have you articulated or are the agreements articulating a certain amount of debt that needs to be swapped?

M. Hayford	No, David, this time we didn’t include the [new] swap cost[s] in there. And we continue to look at how much of that debt we would fix. Historically, we have fix going forward to try to certainly look forward 18 months to a budget cycle and fix our interest rates. So you could probably expect to see us do a little of that.

Moderator	Thank you. Our next question is from Ashwin Shirvaikar with Citi.

A. Shirvaikar	My first question was on Bradesco and just if you could talk about the incremental impact of Banco do Brasil headed into 2011. That would be helpful.

M. Hayford	Why don’t we hold off on ’11? We’ll get the end of the year, and then talk about guidance for the whole business. If you remember in 2010, we talked earlier in the year that when Santander was going away, that left approximately a $40 million revenue hole in our business zone in Brazil. And we said we anticipate with Bradesco converting, that would fill the $40 million. So Bradesco not converting obviously continues to create a $40 million negative impact to revenue in 2010.

As Gary shared, we’re working through the timing of the conversion. If we get them converted before the end of the year, we’ll pick up some of that $40 million. But as I mentioned, Brazil as a joint venture has been a negative based on where we thought we were going to be heading into the year. But even within that, we’ve always said we could still meet our guidance goals even with that $40 million hit.

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A. Shirvaikar	I guess the point I wanted to clarify was that the Banco do Brasil piece would be incremental to that $40 million.

M. Hayford	Banco Bradesco.

A. Shirvaikar	Well, I’m sorry, the incremental that they had on top that you talked about, the agreement that Banco Bradesco now has with Banco do Brasil, that’s what I want to talk about.

M. Hayford	We talked about when we add Bradesco at the end of the year, you can look at that based on what we shared. We anticipate that would have been a $40 million revenue stream in 2010 had it converted on schedule. So assuming it converts by the end of the year, that will help us with growth in 2011. But we haven’t talked about Banco de Brazil in any of our Brazil discussions.

A. Shirvaikar	Okay, last question on free cash flow, I might have missed it. But what was the impact of the federal tax payments specifically? And just to clarify, is that sort of an inter-quarter factor that should not affect full year through cash flow?

G. Norcross	Definitely, correct. It’s a second quarter inter-quarter timing issue that we had the two payments, which happens every year. They have to come in the second quarter. You pay at your normal withholding, and you pay your taxes at quarter. So that’s what we expect every year to have that double hit in the second quarter. From a full-year basis, it does not change our full year outlook for free cash flow.

Moderator	Our next question is from David Parker with Lazard Capital Markets

D. Parker	Just to follow up on a previous question, you had originally stated that you had anticipated the debt cost to be around 6% to 7%. What with the blended all-in rate for 2011 given some of these swaps throwing off and also with the upfront yield costs, what are you anticipating now?

M. Hayford	Well, again, we think approximately 5%. Again, we haven’t factored in any [new] swaps at this point. But the refinancing all in the $5.6 billion ended up right around 5%.

D. Parker	Okay, so it’s not going to be much higher with those swap costs.

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M. Hayford	No.

D. Parker	Have you finalized the settlement with Santander yet? I believe last quarter, you put $35 million into escrow, but you didn’t recognize it.

M. Hayford	No, we have not. Gary talked about we’ve got a term sheet that we agreed to the terms with Bradesco. When we get to contracting with Bradesco, that’s tied in with the Santander settlement, so we expect that again by the end of the year as well. And you’re correct. We have $35 million hung up on the balance sheet. We have not booked it into revenue. It’s being held in escrow and we do expect some additional term fees to come as part of the settlement.

Moderator	Our next question is from Greg Smith with Duncan Williams.

G. Smith	How should we think about debt pay-down? Should we assume that you’re going to immediately be paying down some of this debt? And if so, which component of debt would that likely be?

M. Hayford	I think you’ve seen us, we did this before. We did the combination of Metavante. We had some leverage and then we went and paid that down. Our expectations from the financial policy, again is that we’ll look at managing the debt. We have mandatory pay-down, and then to the extent that we would expect to pay some down. A little bit tied into it where we find some small transactions to do here and there, but our expectation over the next two years is to pay down the debt. We pay it down on the term loan A. We probably would pay off the term loan B next.

G. Smith	Okay. And then the joint venture structure with Bradesco, that seems to be a bit of a surprise. I thought last quarter you were saying they wanted to end the joint venture because they were the only partner. Now it sounds like you’re keeping it with the expectation of growing it under that structure. Is that the right interpretation?

G. Norcross	That is the right interpretation. This has been a complex negotiation. We have a great relationship with Bradesco. And the fact of the matter, that relationship continues to get stronger. And Bradesco has continued to look at various alternatives and what made the most sense. As we shared with you on other calls in no situation was there ever a scenario discussed where FIS was not a part of an ongoing relationship, whether it was through a joint venture or commercial terms. And at this point in time, as

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we said, we’ve reached agreement to continue with the joint venture and us to continue with 51% ownership.

G. Smith	Yes, okay, at least it simplifies things. And then the card volumes, you’ve quantified that in the past. I was wondering if you could give any numbers or at least how did they kind of progress on a monthly basis. It seems like things may have slowed in June, but did you, in fact, see that?

G. Norcross	We won’t get into the monthly trends, but what we did see is debit up, continues to grow strong, debit transactions north 15% growth year over year. And then credit is, we saw a little bit last quarter, second quarter growth over 5%, so credit is actually doing well versus well.

G. Smith	Okay, and then I doubt we can get this, but is there any chance you guys can come up with a bookings number, just kind of a new sales number aggregated altogether, or something like that? Any chance we can get something like that?

M. Hayford	We have bookings there, but we do contract value. Gary and his team tracks that very religiously. We incent people as you might expect. We manage to generate future revenue growth. But we’re not going to share those kind of numbers. It gets a little hard because of all the different businesses. The timing of when the backlog actually gets booked into revenue, the duration of the different contracts. So we talk about the success of sales year over year versus prior year, but we don’t share the actual backlog number of the total contract value that we’re assigning each quarter.

Moderator	Our next question is from Bryan Keane with Credit Suisse

B. Keane	Just going back on the Bradesco deal, is there a way to think about the deal is going to look going forward compared to what originally you guys thought before discussions came about, about maybe breaking up the JV? It sounds like it’s back to what the original plans were. And the only major difference here is that instead of starting this year, it will just start next year. Is that fair?

G. Norcross	I think that’s fair, Bryan. We’ll be coming with a lot more details when we sign the definitive agreements as we stated several times. We’ll get that done this year. But all in all, I think the overall relationship will stay very consistent with where we were in the past. And Bradesco will convert their MasterCard and Visa portfolio onto the platform.

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Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

B. Keane	Okay, and then is it fair to say then the international revenue growth and constant currency is probably going to be a little less than you guys expected originally as a result of this? I’m curious since you reiterated guidance, where is that being made up. It looks like the financial services group has been pretty strong.

M. Hayford	That’s a good way to look at it again. International in 2010 has that $40 million hole that if we get Bradesco converted before the end of the year, we’ll see a little bit of that. But that’s creating a little bit of drag in International. FSG has had a real strong year year-to-date. Gary talked about the deals and the success in the market we’re having, but I think that’s the way to look at it.

B. Keane	Did you guys give the amount of synergies in the quarter for Metavante?

M. Hayford	No, we’ve shared as part of the outlook for the year, that second quarter we expected to obtain $40 million and so we talked about as we met that goal. We’re not going to give actual numbers each quarter as we go through it, but for the full year we expect to end up the year at $212, which is incrementally $150 better than last year. So the $40 goal this quarter, we’re very pleased we’re hitting our numbers, slightly exceeding every quarter. And then at the end of the year, we’ll give a recap of where we stand.

B. Keane	There was a $23 million term fee, I think, in a year-ago period. What segment does that show up in the results for comparison purposes?

G. Norcross	That was a large outsourcing deal that a bank had got acquired, so we got a large term fee, and that term fee falls where the business was that we lost. So it hit both those segments.

B. Keane	Okay, both the segments. And then the other term fees you’re expecting to get from Santander and Bradesco, will that go just in the guidance for the fourth quarter, or will that be a one-time charge? How do you guys think about that?

G. Norcross	I’ll share that with you. We don’t know actually how it’s going to look yet. When we get the pile deal signed, what happens with the equity that was in the JV, how it goes to FIS, how this all works out, that cash is going to come to us, so we’ll get the cash. How we actually end up

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

structuring the balance sheet, our team will work on that. But we’ll call that out for you and tell you what it is.

Moderator	Our next question is form the line of Kartik Mehta with Northcoast Research.

K. Mehta	Frank, you talked about professional services doing better and I’m wondering, is this the first time you think that market spending is getting better or is the professional services at FIS just doing better because you’re taking market share?

F. Martire	There’s some of all of that involved. Let me just qualify a little bit. It is getting better, so that’s a qualified optimism there that we have here because there is improvement in the marketplace. We’re just hoping and cautiously optimistic that it continues. So clearly getting better and it helps you when you take in core deals because they’re usually associated with some amount of professional services.

G. Norcross	Yes, when you look at the breadth, it also just plays to the overall breadth of our overall product set. And at this point in time, as we’ve all mentioned, we are starting to see banks, financial institutions starting to spend more in recent months. And as part of that, they’re looking for us to add services to our various products that they’re taking through each sale.

F. Martire	And all the integrations associated with it.

K. Mehta	And have you seen any attitude change from your customers or perspective customers on outsources versus in-house? Are they still more focused on outsourcing right now?

F. Martire	We talk about this a lot and it, how it goes back and forth, but the reality is, there’s much more of a movement towards outsourcing, clearly, a feeling that they want to do more outsourcing at least either all the core systems or a particular product.

K. Mehta	And then just on the international business, would you expect margins of that business sequentially to continue at least in the third quarter and fourth quarter of this year, continue to ramp up?

G. Norcross	It’s probably a little lumpier than the rest of our business, the timing of some large transactions from our software deals, they move quarter to

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

quarter and has the bigger impact. But certainly in third and fourth quarter, we expect higher than the first half of the year.

Moderator	Our next question is from the line of Jim Kissane with Bank of America.

J. Kissane	Just following up on Ashwin’s question, will you be processing the new ELO card for Bradesco? Is that something separate?

G. Norcross	That would definitely be something separate. Obviously we’ll compete for that business and we hope we get an opportunity to win that, but that would be separate.

J. Kissane	And Gary, just for clarification because I think you said the interchange is a pass-through and has no impact on your profitability. But in fact, I didn’t think interchange was in your revenue at all. It was really just your customer’s revenue.

G. Norcross	Correct. Most of the interchange is absolutely going to our clients. We have a very, very small amount that interchange does pass through our revenue line, but it’s a very small amount.

J. Kissane	Given the recap and the additional debt, does it change your appetite for growth acquisitions?

F. Martire	No, we look at it and we look at what makes sense for the company, and what makes sense for our clients and for the shareholders, and the best way to grow our company to add value. So we’ll clearly continue to do that, no change.

J. Kissane	What’s your sense of the environment for M&A and the core processing and payments space?

F. Martire	I don’t know. We look at it. Obviously as more consolidation takes place in the marketplace, there’s less and less available, but there are still some opportunities out there, clearly still some opportunities.

J. Kissane	Okay, just to be clear, if sounds like demand or the pipeline of demand for software and professional services is still strong and you have pretty good visibility there.

G. Norcross	Absolutely, we’re seeing strength across most of our products. I think we highlighted it in the last quarter call that we were a little bit surprised by

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

how quickly FSG has rebounded. We’re seeing a lot of demand on our core processing business. We’re also seeing strong demand on outsourcing throughout the U.S. and even in certain international markets, and then seeing nice demand on our payments businesses as well.

Moderator	Our next question is from the line of John Williams with Goldman Sachs.

J. Williams	You’d spoken a little bit earlier about the impact of Durbin and the financial reform generally on the business. But some people in looking at the exclusivity for debit have thought that that might present an opportunity to maybe steal some share. What’s your take on that? Do you think NYCE can capture a little bit incrementally in terms of actual processing on debit?

G. Norcross	We absolutely do think there’s some upside with our NYCE network and frankly until some of this unfolds a little further, it’s hard to gauge all that. But we do think there are some opportunities for upside.

J. Williams	A while back you had mentioned the core replacement for Citi. You haven’t really said much about that since. Is there any update that you can provide or maybe some thoughts on what’s going on with that particular deal?

M. Hayford	Well, again, we shared a win with Citi for a quarter for a core software product, it was a software sale and we were excited about it for two reasons. One is whenever you get a large name, a large organization as prestigious as Citi that you’re winning the business to, I think that’s important, so we shared that.

Secondly, I think it’s an indication as we talked about over the years, that some of the larger institutions are starting to look at what they need to do to their core systems to renew them for the future. So that’s why we shared that deal. It’s a software deal, a little bit special services. So while we think it’s a fairly substantial capital project for Citi, it’s a small piece for us. It’s not a material number, so there’s not much more to it than we got some software sales and special services and it’s a great win for us.

J. Williams	On other question, a housekeeping thing, you had talked a while back about the refinancing of the term loan B. It was about $800 million or so. Are you going to do that, or is that included in the updated number that you provided in the slide deck on Page 12, that $1.5 billion for the term loan B? Is that replacing the original?

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

G. Norcross	The Metavante term loan B that we got through the merger, and we paid that off as part of this refinancing. So the original term loan B, which we had seen, which was from Metavante, that’s gone. We now have the bank debt. We have the new term loan B, which is $1.5 billion, and then we’ve got the bonds at 1.1.

J. Williams	Same name, different loan.

G. Norcross	Correct.

Moderator	Our next question is from the line of Karl Keirstead with Kaufman Brothers.

K. Keirstead	I may have misheard, but could you confirm that you trimmed your free cash flow guidance for the full year from $750 to $700?

M. Hayford	Originally $750. We now say practically $700, 100% related to the recap. So the recap, the incremental interest costs that we’ll bear between now and the end of the year is the difference.

K. Keirstead	Okay, 100% of the $50 million difference.

M. Hayford	That’s right.

K. Keirstead	Secondly, if we could just return to the EBITDA margin expansion story, it looks like in the first half of 2010 year over year, your adjusted EBITDA margin is up a little over 200 basis points. So for the full year to be up 300, your margin expansion story is going to have to improve in the second half. Could you just run through the two or three main levers that you’ll use to get that kind of accelerated margin expansion? Thanks.

M. Hayford	Year over year second quarter, 140. In the second quarter, we talked about this being a very difficult comp in second quarter of last year. And the term fee that we had, one-time term fee at Metavante booked and also there was a legal settlement that Metavante booked. So if you take those two out, we’re actually pretty close to 300 basis points. So the operating business is close to 300. And so second half of the year, we won’t have the difficult comps. We do think that the margins are going to pop back up and we still think we’ll get the 300 mark by the end of the year.

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

Moderator	Our final question for today will come from the line of Tien-Tsin Huang with JP Morgan.

T. Huang	I want to ask about the expanded bill pay services. I think you said with the top four bank, I’m curious. Can you elaborate? Is that a competitive takeaway on expansion of an existing deal?

G. Norcross	It’s an expansion of an existing deal, but taking new volumes off of a competitor. And it’s also an expansion of new products wrapped around that as well, wrapped around those bill payment services.

T. Huang	Okay, got it, so handling more of the routing side of it, understood. And then just a higher-level question, I suppose, just given all the financial reform and the negative ROE impact for the banks, I’m curious if we look beyond 2010, do you see pricing pressure becoming more problematic here, given that the banks are going to look to offset some of that pressure?

M. Hayford	We obviously are going to keep watching that. The fact that some of these regulations obviously have an impact to the banks ... books and that’s who’s writing the checks for us. While we don’t have a direct connection, obviously, we don’t get to participate in those fees that are being reduced, we are going to have to watch whether banks decide to spend less or to spend differently.

The pricing pressure, I think I can probably answer that, we’re always fighting pricing. I think it’s hard to say that the banks of the future, you would expect that they are leveraging all the competitors, so they can get the best price they can, they’ll do that in the future.

Whether they ask us to participate and take some of that out of our pocket, I assume I think they’ll ask. I’m not sure we’ll actually see much difference in discounting based on that, but again, it’s all new. We’ll have to see how it shakes out. We’ll have to see what happens when the regs get written and the banks actually start finding different ways to generate revenue.

M. Waggoner	Thanks again, everyone, for joining us today. Please remain on the line for the replay information.

Moderator	Ladies and gentlemen as stated, today’s conference call is being made available for replay starting today, July 20th at 7:00 p.m. in the Eastern

FIDELITY NATIONAL INFORMATION SERVICES
Host: Mary Waggoner
July 20, 2010/5:00 p.m. EDT

Time zone. It will run for two weeks until August 3rd, 2010. You can access our service by dialing 1-800-475-6701, or outside the U.S. at 320-365-3844. The access code for today’s conference is 163692.

That does then conclude our conference call for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.